The information in this preliminary prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 16, 2009

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-158837

PRELIMINARY PROSPECTUS SUPPLEMENT
To Prospectus dated May 7, 2009

The York Water Company

950,000 Shares
Common Stock

We are offering 950,000 shares of our common stock.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “YORW.” On September 15, 2009, the last reported sale price of our common stock on the NASDAQ Global Select Market was $16.27 per share.

Investing in our common stock involves a high degree of risk. These risks are described under the caption “Risk Factors” on page S-7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We have retained Boenning & Scattergood, Inc. and J.J.B. Hilliard, W.L. Lyons, LLC to act as underwriters in connection with this offering. We have granted the underwriters an option, exercisable within 30 days after the date of this prospectus supplement, to purchase up to 142,500 additional shares of common stock upon the same terms and conditions as the shares offered by this prospectus supplement to cover over-allotments, if any. We have also agreed to reimburse Boenning & Scattergood for certain of its expenses as described under “Underwriting” in this prospectus supplement.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

Delivery of the shares of common stock will be made on or about          , 2009.

Boenning & Scattergood, Inc.
J.J.B. Hilliard, W.L. Lyons, LLC

The date of this prospectus supplement is          , 2009.

You should rely only on the information contained in, or incorporated by reference into, this document. We have not, and the underwriters have not, authorized anyone to give you different or additional information. You should not assume that the information contained in, or incorporated by reference into, this document is accurate as of any date after the respective dates of the documents containing the information. Our business, financial condition, results of operations and prospects may have changed since that date. This document is not an offer to sell, nor is it seeking an offer to buy, shares of our common stock in any jurisdiction in which the offer or sale is not permitted.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the securities we are offering, specific terms of this offering and certain other matters relating to us and our financial condition. The second part, the accompanying prospectus, gives more general information about securities we may offer from time to time, some of which may not apply to the securities we are offering in this prospectus supplement. In addition, we incorporate important information into this prospectus supplement and the accompanying prospectus by reference. You may obtain the information incorporated by reference into this prospectus supplement and the accompanying prospectus without charge by following the instructions under “Where You Can Find More Information” in this prospectus. Generally, when we refer to “this prospectus,” we are referring to this prospectus supplement and the accompanying prospectus as well as to the information incorporated by reference therein. You should carefully read this prospectus supplement, the accompanying prospectus and the additional information described under “Where You Can Find More Information” before investing in shares of our common stock. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference in this prospectus were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to “the Company,” “we,” “us” and “our” refer to The York Water Company.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information appearing elsewhere or incorporated by reference in this prospectus supplement and accompanying prospectus and may not contain all of the information that is important to you. This prospectus supplement and the accompanying prospectus include or incorporate by reference information about the shares we are offering as well as information regarding our business and detailed financial data. You should read this prospectus supplement, the accompanying prospectus and any information incorporated by reference herein and therein in their entirety before making an investment decision.

Our Company

We are the oldest investor-owned water utility in the United States and have operated continuously since 1816. We impound, purify and distribute water entirely within our franchised territory located in York County, Pennsylvania and Adams County, Pennsylvania. Our headquarters are located approximately 23 miles south of Harrisburg, Pennsylvania, 46 miles north of Baltimore, Maryland and 80 miles west of Philadelphia, Pennsylvania. We currently provide water service to approximately 61,927 customers. In 2008, 63% of our operating revenue was derived from residential customers, 29% was derived from commercial and industrial customers, and 8% was derived from other sources, primarily fire service.

Our service territory presently includes 36 municipalities in York County and 7 municipalities in Adams County, and has an estimated population of 176,000. We have two reservoirs, Lake Williams and Lake Redman, which together hold up to 2.2 billion gallons of water. In addition, we have a 15-mile pipeline from the Susquehanna River to Lake Redman, which provides access to an additional supply of 12.0 million gallons of water per day. As of June 30, 2009, our average daily consumption was approximately 18.2 million gallons and our average daily availability was approximately 35.0 million gallons.

The territory that we currently service is experiencing significant growth. According to the United States Census Bureau, the population of York County increased by 11.2% between 2000 and 2008, from 381,750 to 424,580, and the population of Adams county increased by 10.8% between 2000 and 2008, from 91,290 to 101,119, in comparison to a 1.4% increase for Pennsylvania during the same period.

Our Strategy

Our strategy is to continue to provide our customers with safe, dependable, high-quality water and excellent service at reasonable rates while maximizing shareholder value. We strive to accomplish this strategy by:

•	maintaining and strengthening our position as a consistent and reliable source of high-quality water service;

•	continuing to increase our customer base;

•	pursuing the acquisition of other water systems; and

•	establishing additional long-term bulk water contracts with municipalities.

Recent Developments

Declaration of Dividend

On August 24, 2009, our Board of Directors declared a quarterly cash dividend of $0.126 per share. The dividend is payable October 15, 2009 to the holders of record of our common stock as of September 30, 2009. Cash dividends on our common stock have been paid each year since our inception in 1816, and we have increased our dividend rate in each of the last twelve years.

Second Quarter Financial Results

On August 7, 2009, we announced our operating results for the second quarter ended June 30, 2009. Revenues for the second quarter of 2009 were approximately $9.2 million, a 17.1% increase from $7.9 million during the same period in 2008. We reported net income of $1.9 million for the second quarter ended June 30, 2009, or $0.17 per share, compared with $1.5 million, or $0.13 per share for the same period of 2008. We reported operating revenues of approximately $18.0 million for the six months ended June 30, 2009, a 17.0% increase from $15.4 million of operating revenue for the same period of 2008. For the first six months of 2009, we reported net income of $3.4 million, or $0.30 per share, compared with $2.7 million, or $0.24 per share, for the same period of 2008. We also reported construction expenditures of $6.4 million and acquisition expenditures of $2.2 million for the first six months of 2009.

Acquisition

On June 17, 2009, we entered into a sale agreement to purchase the water system of Beaver Creek Village, a community with 167 customers in Adams County, Pennsylvania. We plan to extend a water main from our current distribution system to interconnect with the Beaver Creek Village system. We expect to close the transaction and complete the interconnection and begin service to these new customers by the end of 2009.

Corporate Information

Our executive offices are located at 130 East Market Street, York, Pennsylvania 17401 and our telephone number is (717) 845-3601. Our website address is www.yorkwater.com. The information on our website is not part of this prospectus supplement.

The Offering

Common stock offered by us	950,000 shares

Common stock to be outstanding after the offering	12,385,146 shares(1)

NASDAQ Global Select Market symbol	YORW

Annualized dividend rate	$0.504 per share

Use of Proceeds	We intend to use the net proceeds from this offering to repay outstanding short-term indebtedness that was primarily incurred to fund our 2008 and 2009 capital expenditures and acquisitions, and for general corporate purposes. See “Use of Proceeds.”

Risk Factors	See “Risk Factors” beginning on page S-7 for a discussion of factors you should consider carefully before deciding whether to invest in the shares of common stock being offered by this prospectus supplement.

(1)	The shares of our common stock to be outstanding after the offering is based on 11,435,146 shares outstanding as of September 1, 2009.

Summary Financial Information

We have derived the summary historical financial data as of and for each of the years ended December 31, 2008, 2007 and 2006 from our audited financial statements and related notes. We have derived the summary historical financial data as of June 30, 2009 and 2008, and for the six-month periods then ended, from our unaudited financial statements which, in the opinion of management, include all adjustments necessary for a fair presentation of the data. The results for the six months ended June 30, 2009 are not necessarily indicative of the results that may be expected for the full fiscal year. You should read the information below in conjunction with our historical financial statements and related notes and our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the six-month period ended June 30, 2009, both of which are incorporated by reference herein.

	Six Months Ended
	June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006
	(Unaudited)
	(In thousands, except per share amounts)

Statement of Operations:
Total operating revenues	$17,984	$15,368	$32,838	$31,433	$28,658
Operating expenses
Operating and maintenance	7,083	6,688	13,434	13,099	12,150
Depreciation and amortization	2,159	1,772	3,622	3,227	2,522
State and federal income taxes	2,131	1,474	3,628	3,692	3,196
Property and other taxes	543	583	1,038	943	1,082

Total operating expenses	11,916	10,517	21,722	20,961	18,950

Operating income	6,068	4,851	11,116	10,472	9,708
Other income (expense), net	(260)	(136)	(573)	(142)	110
Income before interest charges	5,808	4,715	10,543	10,330	9,818
Interest charges	2,398	1,989	4,112	3,916	3,727

Net income	$3,410	$2,726	$6,431	$6,414	$6,091

Net income per share of common stock (basic and diluted)	$0.30	$0.24	$0.57	$0.57	$0.58

Average shares of common stock outstanding (basic and diluted)	11,393	11,276	11,298	11,226	10,475
Cash dividends declared per share of common stock	$0.252	$0.242	$0.489	$0.475	$0.454

	Six Months Ended
	June 30,		Year Ended December 31,
	2009	2008	2008	2007	2006
	(Unaudited)
	(In thousands)

Cash Flow Data:
Operating activities	$7,507	$5,537	$11,527	$10,040	$7,116
Investing activities	(9,010)	(9,104)	(24,623)	(18,192)	(20,423)
Financing activities	1,503	3,567	13,096	8,152	13,307
Construction expenditures (including acquisitions)	8,536	9,155	24,697	19,050	20,678
Dividend declared per common share	0.252	0.242	0.489	0.475	0.454

	As of June 30,		As of December 31,
	2009	2008	2008	2007	2006
	(Unaudited)
	(In thousands)

Balance Sheet:
Utility plant and equipment, net	$218,196	$198,160	$210,820	$191,046	$173,800
Total assets	247,665	218,691	240,442	210,969	196,064
Notes payable	10,000	6,000	6,000	3,000	—
Long-term debt including current portion	86,495	73,322	86,353	70,505	62,335
Shareholders’ equity	71,097	67,746	69,766	67,272	65,361
Total capitalization	157,592	141,068	156,119	137,777	127,696

RISK FACTORS

We have described for you below some risks involved in investing in our common stock. You should carefully consider each of the following factors and all of the information both in this prospectus and in the other documents we refer you to in the section called “Where You Can Find More Information.”

The rates we charge our customers are subject to regulation. If we are unable to obtain government approval of our requests for rate increases, or if approved rate increases are untimely or inadequate to cover our investments in utility plant and equipment and projected expenses, our results of operations may be adversely affected.

Our ability to maintain and meet our financial objectives is dependent upon the rates we charge our customers, which are subject to approval by the Pennsylvania Public Utility Commission, or PPUC. We file rate increase requests with the PPUC, from time to time, to recover our investments in utility plant and equipment and projected expenses. Any rate increase or adjustment must first be justified through documented evidence and testimony. The PPUC determines whether the investments and expenses are recoverable, the length of time over which such costs are recoverable, or, because of changes in circumstances, whether a remaining balance of deferred investments and expenses is no longer recoverable in rates charged to customers. Once a rate increase application is filed with the PPUC, the ensuing administrative and hearing process may be lengthy and costly. The timing of our rate increase requests is therefore dependent upon the estimated cost of the administrative process in relation to the investments and expenses that we hope to recover through the rate increase.

We can provide no assurances that future requests will be approved by the PPUC; and, if approved, we cannot guarantee that these rate increases will be granted in a timely or sufficient manner to cover the investments and expenses for which we sought the rate increase. If we are unable to obtain PPUC approval of our requests for rate increases, or if approved rate increases are untimely or inadequate to cover our investments in utility plant and equipment and projected expenses, our results of operations may be adversely affected.

We are subject to federal, state and local regulation that may impose costly limitations and restrictions on the way we do business.

Various federal, state and local authorities regulate many aspects of our business. Among the most important of these regulations are those relating to the quality of water we supply our customers and water allocation rights. Government authorities continually review these regulations, particularly the drinking water quality regulations, and may propose new or more restrictive requirements in the future. We are required to perform water quality tests that are monitored by the PPUC, the U.S. Environmental Protection Agency, or EPA, and the Pennsylvania Department of Environmental Protection, or DEP, for the detection of certain chemicals and compounds in our water. If new or more restrictive limitations on permissible levels of substances and contaminants in our water are imposed, we may not be able to adequately predict the costs necessary to meet regulatory standards. If we are unable to recover the cost of implementing new water treatment procedures in response to more restrictive water quality regulations through our rates that we charge our customers, or if we fail to comply with such regulations, it could have a material adverse effect on our financial condition and results of operations.

We are also subject to water allocation regulations that control the amount of water that we can draw from water sources. The Susquehanna River Basin Commission, or SRBC, and DEP regulate the amount of water withdrawn from streams in the watershed for water supply purposes to assure that sufficient quantities are available to meet our needs and the needs of other regulated users. In addition, government drought restrictions could cause the SRBC or DEP to temporarily reduce the amount of our allocations. If new or more restrictive water allocation regulations are implemented or our allocations are reduced due to weather conditions, it may have an adverse effect on our ability to supply the demands of our customers, and in turn, on our revenues and results of operations.

Our business is subject to seasonal fluctuations, which could affect demand for our water service and our revenues.

Demand for our water during the warmer months is generally greater than during cooler months due primarily to additional requirements for water in connection with cooling systems, swimming pools, irrigation systems and other outside water use. Throughout the year, and particularly during typically warmer months, demand will vary with temperature and rainfall levels. If temperatures during the typically warmer months are cooler than expected, or there is more rainfall than expected, the demand for our water may decrease and adversely affect our revenues.

Weather conditions and overuse may interfere with our sources of water, demand for water services, and our ability to supply water to our customers.

We depend on an adequate water supply to meet the present and future demands of our customers and to continue our expansion efforts. Unexpected conditions may interfere with our water supply sources. Drought and overuse may limit the availability of surface water. These factors might adversely affect our ability to supply water in sufficient quantities to our customers and our revenues and earnings may be adversely affected. Additionally, cool and wet weather, as well as drought restrictions and our customers’ conservation efforts, may reduce consumption demands, also adversely affecting our revenue and earnings. Furthermore, freezing weather may also contribute to water transmission interruptions caused by pipe and main breakage. If we experience an interruption in our water supply, it could have a material adverse effect on our financial condition and results of operations.

The current concentration of our business in central and southern Pennsylvania makes us susceptible to adverse developments in local economic and demographic conditions.

Our service territory presently includes 36 municipalities within York County, Pennsylvania and seven municipalities within Adams County, Pennsylvania. Our revenues and operating results are therefore subject to local economic and demographic conditions in the area. A change in any of these conditions could make it more costly or difficult for us to conduct our business. In addition, any such change would have a disproportionate effect on us, compared to water utility companies that do not have such a geographic concentration.

Contamination of our water supply may cause disruption in our services and adversely affect our revenues.

Our water supply is subject to contamination from the migration of naturally-occurring substances in groundwater and surface systems and pollution resulting from man-made sources. In the event that our water supply is contaminated, we may have to interrupt the use of that water supply until we are able to substitute the flow of water from an uncontaminated water source through our interconnected transmission and distribution facilities. In addition, we may incur significant costs in order to treat the contaminated source through expansion of our current treatment facilities or development of new treatment methods. Our inability to substitute water supply from an uncontaminated water source, or to adequately treat the contaminated water source in a cost-effective manner, may have an adverse effect on our revenues.

The necessity for increased security has and may continue to result in increased operating costs.

In the wake of the September 11, 2001 terrorist attacks and the ensuing threats to the nation’s health and security, we have taken steps to increase security measures at our facilities and heighten employee awareness of threats to our water supply. We have also tightened our security measures regarding the delivery and handling of certain chemicals used in our business. We have and will continue to bear increased costs for security precautions to protect our facilities, operations and supplies. We are not aware of any specific threats to our facilities, operations or supplies. However, it is possible that we would not be in a position to control the outcome of such events should they occur.

We depend on the availability of capital for expansion, construction and maintenance.

Our ability to continue our expansion efforts and fund our construction and maintenance program depends on the availability of adequate capital. There is no guarantee that we will be able to obtain sufficient capital in the future or that the cost of capital will not be too high for future expansion and construction. In addition, approval from the PPUC must be obtained prior to our sale and issuance of securities. If we are unable to obtain approval from the PPUC on these matters, or to obtain approval in a timely manner, it may affect our ability to effect transactions that are beneficial to us or our shareholders. A single transaction may itself not be profitable but might still be necessary to continue providing service or to grow the business.

We may face competition from other water suppliers that may hinder our growth and reduce our profitability.

We face competition from other water suppliers for acquisitions, which may limit our growth opportunities. Furthermore, even after we have been the successful bidder in an acquisition, competing water suppliers may challenge our application for extending our franchise territory to cover the target company’s market. Finally, third parties either supplying water on a contract basis to municipalities or entering into agreements to operate municipal water systems might adversely affect our business by winning contracts that may be beneficial to us. If we are unable to compete successfully with other water suppliers for these acquisitions, franchise territories and contracts, it may impede our expansion goals and adversely affect our profitability.

An important element of our growth strategy is the acquisition of water systems. Any pending or future acquisitions we decide to undertake will involve risks.

The acquisition and integration of water systems is an important element in our growth strategy. This strategy depends on identifying suitable acquisition opportunities and reaching mutually agreeable terms with acquisition candidates. The negotiation of potential acquisitions as well as the integration of acquired businesses could require us to incur significant costs. Further, acquisitions may result in dilution for the owners of our common stock, our incurrence of debt and contingent liabilities and fluctuations in quarterly results. In addition, the businesses and other assets we acquire may not achieve the financial results that we expect, which could adversely affect our profitability.

We have restrictions on our dividends. There can also be no assurance that we will continue to pay dividends in the future or, if dividends are paid, that they will be in amounts similar to past dividends.

The terms of our debt instruments impose conditions on our ability to pay dividends. We have paid dividends on our common stock each year since our inception in 1816 and have increased the amount of dividends paid each year since 1997. Our earnings, financial condition, capital requirements, applicable regulations and other factors, including the timeliness and adequacy of rate increases, will determine both our ability to pay dividends on our common stock and the amount of those dividends. There can be no assurance that we will continue to pay dividends in the future or, if dividends are paid, that they will be in amounts similar to past dividends.

If we are unable to pay the principal and interest on our indebtedness as it comes due or we default under certain other provisions of our loan documents, our indebtedness could be accelerated and our results of operations and financial condition could be adversely affected.

Our ability to pay the principal and interest on our indebtedness as it comes due will depend upon our current and future performance. Our performance is affected by many factors, some of which are beyond our control. We believe that our cash generated from operations, and, if necessary, borrowings under our existing credit facilities will be sufficient to enable us to make our debt payments as they become due. If, however, we do not generate sufficient cash, we may be required to refinance our obligations or sell additional equity, which may be on terms that are not as favorable to us. No assurance can be given that any refinancing or sale of equity will be possible when needed or that we will be able to negotiate acceptable terms. In addition, our failure to comply with certain provisions contained in our trust indentures and loan agreements relating to our outstanding indebtedness could lead to a default under these documents, which could result in an acceleration of our indebtedness.

We depend significantly on the services of the members of our senior management team, and the departure of any of those persons could cause our operating results to suffer.

Our success depends significantly on the continued individual and collective contributions of our senior management team. If we lose the services of any member of our senior management or are unable to hire and retain experienced management personnel, our operating results could suffer.

There is a limited trading market for our common stock; you may not be able to resell your shares at or above the price you pay for them.

Although our common stock is listed for trading on the NASDAQ Global Select Market, the trading in our common stock has substantially less liquidity than many other companies quoted on the NASDAQ Global Select Market. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the market of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Because of the limited volume of trading in our common stock, a sale of a significant number of shares of our common stock in the open market could cause our stock price to decline.

The failure of, or the requirement to repair, upgrade or dismantle, either of our dams may adversely affect our financial condition and results of operations.

Our water system includes two impounding dams. While the Company maintains robust dam maintenance and inspection programs, a failure of the dams could result in injuries and damage to residential and/or commercial property downstream for which we may be responsible, in whole or in part. The failure of a dam could also adversely affect our ability to supply water in sufficient quantities to our customers and could adversely affect our financial condition and results of operations. We carry liability insurance on our dams, however, our limits may not be sufficient to cover all losses or liabilities incurred due to the failure of one of our dams. The estimated costs to maintain and upgrade our dams is included in our capital budget. Although such costs have previously been recoverable in rates, there is no guarantee that these costs will continue to be recoverable and in what magnitude they will be recoverable.

We are subject to market and interest rate risk on our $12,000,000 variable rate PEDFA Series A bond issue.

We are subject to interest rate risk in conjunction with our $12,000,000 variable interest rate debt issue. This exposure, however, has been hedged with an interest rate swap. This hedge will protect the Company from the risk of changes in the benchmark interest rates, but does not protect the Company’s exposure to the changes in the difference between its own variable funding rate and the benchmark rate. A breakdown of the historical relationships between the Company’s cost of funds and the benchmark rate underlying the interest rate swap could result in higher interest rates adversely affecting our financial results.

The holders of the $12,000,000 variable rate PEDFA Series A Bonds may tender their bonds at any time. When the bonds are tendered, they are subject to an annual remarketing agreement, pursuant to which a remarketing agent attempts to remarket the tendered bonds pursuant to the terms of the Indenture. In order to keep variable interest rates down and to enhance the marketability of the Series A Bonds, the Company entered into a Reimbursement, Credit and Security Agreement with PNC Bank, National Association (“the bank”) dated as of May 1, 2008. This agreement provides for a three-year direct pay letter of credit issued by the bank to the trustee for the Series A Bonds. The bank is responsible for providing the trustee with funds for the timely payment of the principal and interest on the Series A Bonds and for the purchase price of the Series A Bonds that have been tendered or deemed tendered for purchase and have not been remarketed. If the bank is unable to meet its obligations, the Company would be required to buy any bonds which had been tendered.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

We discuss in this prospectus supplement, the accompanying prospectus and in documents that we have incorporated by reference certain matters which are not historical facts, but which are “forward-looking statements.” Words such as “may,” “should,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan” and similar expressions are intended to identify “forward-looking statements”. We intend these forward-looking statements to qualify for safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to statements regarding:

•	our expected profitability and results of operations;

•	our goals, priorities and plans for, and cost of, growth and expansion;

•	our strategic initiatives;

•	the availability of our water supply;

•	the water usage by our customers; and

•	our ability to pay dividends on our common stock and the rate of those dividends.

Such forward-looking statements reflect what we currently anticipate will happen. What actually happens could differ materially from what we currently anticipate will happen. We are not promising to make any public announcement when we think forward-looking statements in this prospectus are no longer accurate, whether as a result of new information, what actually happens in the future or for any other reason.

Important matters that may affect what will actually happen include, but are not limited to:

•	changes in weather, including drought conditions;

•	levels of rate relief granted;

•	the level of commercial and industrial business activity within our service territory;

•	construction of new housing within our service territory and increases in population;

•	changes in government policies or regulations;

•	our ability to obtain permits for expansion projects;

•	material changes in demand from customers, including the impact of conservation efforts which may impact the demand of our customers for water;

•	changes in economic and business conditions, including interest rates, which are less favorable than expected;

•	our ability to obtain financing; and

•	other matters described in the “Risk Factors” section of this prospectus supplement.

USE OF PROCEEDS

The net proceeds from the sale of the common stock offered by this prospectus supplement, at an assumed offering price of $16.27 per share (the closing price of our common stock on the NASDAQ Global Select Market on September 15, 2009), after deducting the underwriters’ commissions and other estimated offering expenses, are estimated to be approximately $14,531,651 million (or $16,757,387 million if the underwriters exercise their over-allotment option in full).

We expect to use the net proceeds from the sale of these securities to partially repay our outstanding indebtedness under our revolving credit facility with Citizens Bank N.A. and a portion of our revolving credit facility with Fulton Bank. Obligations under these credit facilities were primarily incurred to fund acquisitions and construction expenditures during 2008 and 2009. The line of credit with Citizens Bank N.A. matures on May 31, 2010 and the portion of the Fulton Bank line of credit referenced above, pending the execution of renewal documents, matures on May 1, 2011.

The portion of these lines of credit that have been borrowed against have an aggregate maximum borrowing amount of $24.0 million ($11.0 million under the line of credit with Citizens Bank N.A. and $13.0 million under the portion of the line of credit with Fulton Bank referenced above). These lines of credit borrowings bear interest at LIBOR plus 0.70 to 2.00%. The weighted average interest rate on these line of credit borrowings at June 30, 2009 was 1.36%. These lines of credit are committed and unsecured. We are required to maintain a compensating balance of $500,000 on these lines of credit. As of June 30, 2009, we had approximately $21.0 million outstanding under the lines of credit referenced above.

CAPITALIZATION

The following table sets forth, as of June 30, 2009, our capitalization (i) on an actual basis, and (ii) on an adjusted basis to give effect to the sale of the shares of common stock we are offering with this prospectus supplement at an assumed offering price of $16.27 per share after deducting the underwriters’ discount and commissions and our estimated offering expenses and the anticipated application of the net proceeds from this offering as described in “Use of Proceeds” assuming that the underwriters do not exercise their over-allotment option.

	As of June 30, 2009
		% of		% of
	Actual	Capitalization	As Adjusted	Capitalization
	(In thousands)

Common shareholders’ equity	$71,097	45.1%	85,629	51.9%
Long-term debt(1)	86,495	54.9%	79,295	48.1%

Total capitalization	$157,592	100.0%	$164,924	100.0%

(1)	Includes current maturities of long-term debt.

COMMON STOCK PRICE RANGE AND DIVIDENDS

Our common stock is listed on The NASDAQ Global Select Market and trades under the symbol “YORW.” On September 1, 2009, there were 1,501 holders of record of our common stock. The following table sets forth, for the periods indicated, the high and low sales prices for our common stock on The NASDAQ Global Select Market and the cash dividends declared per share.

			Dividend
	High	Low	per Share

2009
Third Quarter (through September 15, 2009)	$17.95	$13.94	$—
Second Quarter	16.26	11.75	.126
First Quarter	13.50	9.74	.126
2008
Fourth Quarter	$13.31	$10.25	$.126
Third Quarter	15.00	6.23	.121
Second Quarter	16.50	14.51	.121
First Quarter	16.28	14.19	.121
2007
Fourth Quarter	$17.30	$15.45	$.121
Third Quarter	18.40	16.70	.118
Second Quarter	18.55	16.60	.118
First Quarter	18.15	16.12	.118

DIVIDEND POLICY

Cash dividends on our common stock have been paid each year since our inception in 1816, and we have increased our dividend rate in each of the last twelve years. The policy of our Board of Directors is currently to pay cash dividends on our common stock on a quarterly basis. Future cash dividends will be dependent upon our earnings, financial condition, capital demands and other factors, and will be determined in accordance with policies established by our Board of Directors.

OUR COMPANY

Overview

We are the oldest investor-owned water utility in the United States and have operated continuously since 1816. We impound, purify and distribute water entirely within our franchised territory located in York County, Pennsylvania and Adams County, Pennsylvania. Our headquarters are located approximately 23 miles south of Harrisburg, Pennsylvania, 46 miles north of Baltimore, Maryland and 80 miles west of Philadelphia, Pennsylvania. We currently provide water service to approximately 61,927 customers within our service territory. In 2008, 63% of our operating revenue was derived from residential customers, 29% was derived from commercial and industrial customers, and 8% was derived from other sources, primarily fire service.

Our service territory presently includes 36 municipalities in York County and 7 municipalities in Adams County, and currently has an estimated population of 176,000. We have two reservoirs, Lake Williams and Lake Redman, which together hold up to 2.2 billion gallons of water. In addition, we have a 15-mile pipeline from the Susquehanna River to Lake Redman, which provides access to an additional supply of 12.0 million gallons of water per day. As of June 30, 2009, our average daily consumption was approximately 18.2 million gallons and our average daily availability was approximately 35.0 million gallons.

Our Strategy

Our strategy is to continue to provide our customers with safe, dependable, high-quality water and excellent service at reasonable rates while maximizing value for our shareholders. We strive to accomplish this strategy by:

Maintaining and strengthening our position as a consistent and reliable source of high-quality water service

Our water meets or exceeds all primary regulatory requirements for water quality. We regularly upgrade our facilities in order to maintain and improve our ability to provide quality water in sufficient quantities to our customers. We have established a security program that protects our plants and distribution system so that we can continue to provide service and ensure the quality of the water we provide our customers. As part of this security program, we monitor our water in real-time as it moves through our distribution system in order to detect any sudden changes in the chemical composition.

We have established an ongoing pipe replacement program. Each year we identify a portion of our distribution system to be improved. This pipe replacement program provides for the replacement of aged pipes and valves, which allows us to improve the reliability of our distribution system and the quality of our water service.

Continuing to increase our customer base

Since 2003, we have increased our customer base in York and Adams Counties from 51,916 to 61,927, or approximately 19.3%, due to acquisitions and population growth. We believe that we will continue to be able to grow our customer base due to the population growth that our service area is experiencing. According to the United States Census Bureau, the population of York County increased by 11.2% between 2000 and 2008, from 381,750 to 424,580, and the population of Adams county increased by 10.8% between 2000 and 2008, from 91,290 to 101,119, in comparison to a 1.4% increase for Pennsylvania during the same period.

Pursuing the acquisition of other water systems

In order to further grow our customer base, we intend to pursue acquisitions of water systems both in our current service territory and in bordering areas. We will continue our efforts to identify municipally-owned, privately owned and investor-owned water systems as strategic acquisition candidates. These efforts include analyzing and investigating potential acquisitions and negotiating mutually agreeable terms with acquisition candidates. The acquisition of additional water systems will allow us to add new customers and increase our operating revenues.

For example, on June 17, 2009, we entered into a sale agreement to acquire the water system of Beaver Creek Village, which serves approximately 167 customers in Adams County, Pennsylvania. We will serve the customers of

Beaver Creek Village by using our fully filtered and treated water supply provided through a main that we will construct to interconnect with Beaver Creek’s existing distribution facilities. The interconnection is expected to be completed during the fourth quarter of 2009 and we expect that the transaction will be consummated at that time.

Establishing additional long-term bulk water contracts with municipalities

We currently maintain long-term contracts with four municipalities in York County. The contracts allow us to sell bulk water to the municipalities, and they subsequently sell the water to their customers. The municipalities remain responsible for all billing, collection and maintenance in connection with the service. These municipalities are among some of our largest customers and together account for 2.6% of our total revenues. We intend to pursue similar long-term contracts with additional municipalities in order to continue to improve our operating revenues and margins.

Utility Plant

Our water utility plant consists of source of supply, energy supply, water treatment, transmission and distribution, and all appurtenances, including all connecting pipes.

Source of Supply

Presently, we obtain our water supply from both the East Branch and South Branch of the Codorus Creek, which together have an average daily flow of 73.0 million gallons per day. This combined watershed area is approximately 117 square miles. We have two impounding basins, Lake Williams and Lake Redman, which together hold up to approximately 2.2 billion gallons of water. We have a 15-mile pipeline from the Susquehanna River to Lake Redman, which provides access to an additional supply of 12.0 million gallons of water per day. As of June 30, 2009, our average daily availability was approximately 35.0 million gallons, and consumption was approximately 18.2 million gallons daily.

Energy Supply

We presently fuel our major pumping station with both electric and diesel power. The pumping station presently houses pumping equipment consisting of three electrically driven centrifugal pumps and two diesel-engine driven centrifugal pumps with a combined pumping capacity of 68.0 million gallons per day. The pumping capacity is more than double peak requirements and is designed to provide an ample safety margin in the event of pump or power failure. A large diesel backup generator has been installed to provide power to the pumps in the event of an emergency.

Water Treatment

Our filtration plant is located in Spring Garden Township about one-half mile south of the City of York. Water at this plant is filtered through twelve dual media filters having a stated processing capacity of 31.0 million gallons per day and being capable of filtering 42 million gallons per day for short periods if necessary. Based on an average daily consumption in 2008 of approximately 18.3 million gallons, we believe the pumping and filtering facilities are adequate to meet present and anticipated demands. In 2005, we performed a capacity study of the filtration plant and, in 2007, we began upgrading the facility to increase capacity for future growth. The project is expected to continue over the next several years.

Transmission and Distribution

Presently, we are serving customers through approximately 884 miles of main water lines, which range in diameter from two inches to 36 inches. The distribution system includes 27 booster stations and 30 standpipes and reservoirs. The standpipes and reservoirs range in size from 150,000 to 2.0 million gallons. All booster stations are equipped with at least two pumps for protection in case of mechanical failure.

Regulatory Matters

We are regulated as to the rates we charge our customers for water services, as to the quality of water service we provide and as to certain other matters. We are subject to rate regulation by the PPUC, water quality and other environmental regulations by the Environmental Protection Agency, or EPA, Susquehanna River Basin Commission, or SRBC, and the Pennsylvania Department of Environmental Protection, or DEP, and regulations with respect to our operations by the DEP. In addition, approval from the PPUC must be obtained, in the form of a certificate of public convenience, prior to our expansion of our certificated service territory, our acquisition of other water systems or the acquisition of control of us by a third party. Moreover, we must register a securities certificate with the PPUC prior to any incurrence of long-term debt or issuance of securities by us.

Regulation of Rates

Our water service operations are subject to rate regulation by the PPUC. We file rate increase requests with the PPUC, from time to time, to recover our investments in utility plant and expenses. Any rate increase or adjustment must first be justified through documented evidence and testimony. The PPUC determines whether the investments and expenses are recoverable, the length of time over which such costs are recoverable, or, because of changes in circumstances, whether a remaining balance of deferred investments and expenses is no longer recoverable in rates charged to customers. Between base rate filings, we are permitted to recover depreciation and return associated with our investment in infrastructure rehabilitation and replacement by applying a Distribution System Improvement Charge, or DSIC, to customers’ bills. The DSIC may not exceed 5.0% of the customer’s bill.

Water Quality and Environmental Regulations

Provision of water service is subject to regulation under the federal Safe Drinking Water Act, the Clean Water Act and related state laws, and under federal and state regulations issued under these laws. The federal Safe Drinking Water Act establishes criteria and procedures for the EPA to develop national quality standards. Regulations issued under the federal Safe Drinking Water Act, and its amendments, set standards on the amount of certain contaminants allowable in drinking water. Current requirements are not expected to have a material impact on our operations or financial condition as we currently meet or exceed standards.

The Clean Water Act regulates discharges from water treatment facilities into lakes, rivers, streams and groundwater. We comply with the Clean Water Act by obtaining and maintaining all required permits and approvals for discharges from our water facilities and by satisfying all conditions and regulatory requirements associated with the permits.

Under the requirements of the Pennsylvania Safe Drinking Water Act, or SDWA, DEP monitors the quality of the finished water we supply to our customers. DEP requires us to submit weekly reports showing the results of daily bacteriological and other chemical and physical analyses. As part of this requirement, we conduct over 77,000 laboratory tests annually. We believe we comply with the standards established by the agency under the SDWA. DEP also assists us by preventing and eliminating pollution by regulating discharges into our watershed area.

Regulation of Operations

DEP and the SRBC regulate the amount of water withdrawn from streams in the watershed to assure that sufficient quantities are available to meet our needs and the needs of other regulated users. Through its Division of Dam Safety, DEP regulates the operation and maintenance of our impounding dams. We routinely inspect our dams and prepare annual reports of their condition as required by DEP regulations. DEP reviews our reports and inspects our dams annually. DEP most recently inspected our dams in April 2009 and noted no violations. Items noted on the inspection report for Lake Williams will be corrected with the upcoming armoring project discussed below. Items noted for Lake Redman were minor and will be addressed in the next year.

Since 1980, DEP has required any new dam to have a spillway that is capable of passing the design flood without overtopping the dam. The design flood is either the Probable Maximum Flood, or PMF, or some fraction of it, depending on the size and location of the dam. PMF is very conservative and is calculated using the most severe combination of meteorological and hydrologic conditions reasonably possible in the watershed area of a dam.

DEP has been systematically reviewing dams constructed before the adoption of the 1980 requirements to assess whether the dams meet the design flood criteria. It prioritizes its review based on the size, condition, and location of the dams. As part of its review, DEP calculates the recommended design flood using current generic hydrologic and meteorological data and then requests the owner to perform an engineering study of the capacity of the dam’s spillway to pass the DEP-calculated design flood. The owner may propose adjustments to the design flood to incorporate more site-specific meteorological, hydrologic, and geographic data from the watershed in which the dam is located.

We engaged a professional engineer to analyze the spillway capacities at the Lake Williams and Lake Redman dams and validate DEP’s recommended design flood for the dams. We presented the results of the study to DEP in December 2004, and DEP then requested that we submit a proposed schedule for the actions to address the spillway capacities. Thereafter, we retained an engineering firm to prepare preliminary designs for increasing the spillway capacities to pass the PMF through armoring the dams with roller compacted concrete. We met with DEP in September 2006 to review the preliminary design and discuss scheduling, permitting, and construction requirements. We are currently completing the final design and permitting process and expect to begin armoring one of the dams in the next couple of years. A year or two following the first dam armoring, we plan to armor the second dam. The cost to armor each dam is expected to be $5.5 million.

Competition

We do not depend upon any single customer or small number of customers for any material part of our business. No one customer makes purchases in an amount that equals or exceeds 1.8% of our revenue. As a regulated utility, we operate within an exclusive franchised territory that is substantially free from direct competition with other public utilities, municipalities and other entities. Although we have been granted an exclusive franchise for each of our existing community water systems, our ability to expand or acquire new service territories may be affected by currently unknown competitors obtaining franchises to surrounding water systems by application or acquisition. These competitors may include other investor-owned utilities, nearby municipally-owned utilities and sometimes from strategic or financial purchasers seeking to enter or expand in the water industry. The addition of new service territory and the acquisition of other utilities are generally subject to review and approval by the PPUC.

Other Properties

Our accounting and executive offices are located in one three-story and one two-story brick and masonry buildings, containing a total of approximately 21,861 square feet, at 124 and 130 East Market Street, York, Pennsylvania. Our distribution center and material and supplies warehouse are located at 1801 Mt. Rose Avenue, Springettsbury Township and consist of three one-story concrete block buildings aggregating 30,680 square feet of area.

In 1976, we entered into a Joint Use and Park Management Agreement with York County under which we licensed use of certain of our lands and waters for public park purposes for a period of 50 years. This property includes two lakes and is located on approximately 1,700 acres in Springfield and York townships. Of the Park’s acreage, approximately 500 acres are subject to an automatically renewable one-year license. Under the Joint Use Agreement, York County has agreed not to erect a dam upstream on the East Branch of the Codorus Creek or otherwise obstruct the flow of the creek. The Joint Use Agreement subordinates the County’s use of the lands and waters for recreational purposes to our prior and overriding use of the lands and waters for utility purposes.

Employees

As of September 1, 2009, we employed 111 full-time employees. Of these employees, seven were executive officers, 68 were employed as operations personnel, 30 were employed in general and administrative functions and six in engineering and construction positions. Forty-two operations-related employees are represented by the United Steelworkers of America. The current contract with these employees expires in April 2010. Management considers its employee relations to be good.

MANAGEMENT

This table lists information concerning our executive officers and directors:

Name	Age	Position

Jeffrey R. Hines, P.E.	48	President, Chief Executive Officer and Director
Kathleen M. Miller	46	Chief Financial Officer and Treasurer
Vernon L. Bracey	48	Vice President-Customer Service
Joseph T. Hand	47	Chief Operating Officer
Bruce C. McIntosh	56	Vice President-Human Resources and Secretary
Mark S. Snyder, P.E.	39	Vice President-Engineering
John H. Strine	52	Vice President-Operations
Thomas C. Norris	71	Chairman of the Board
Cynthia A. Dotzel, CPA	55	Director
John L. Finlayson	68	Director
Michael W. Gang	58	Director
George W. Hodges	58	Director
George Hay Kain, III	61	Director
William T. Morris, P.E.	72	Director
Jeffrey S. Osman	66	Director
Ernest J. Waters	59	Director

Jeffrey R. Hines, P.E. has served as our President, Chief Executive Officer and Director since March 2008. Mr. Hines served as our Chief Operating Officer and Secretary from January 2007 to March 2008, and our Vice President of Engineering from May 1995 to January 2007.

Kathleen M. Miller has served as our Chief Financial Officer and Treasurer since January 2003.

Vernon L. Bracey has served as our Vice President-Customer Service since March 2003.

Joseph T. Hand has served as our Chief Operating Officer since March 2008. Mr. Hand was Chief of the Navigation Branch of the Baltimore District of the U.S. Army Corps of Engineers from September 2006 to February 2008, and Deputy Commander and Deputy District Engineer with the same district from June 2003 to September 2006.

Bruce C. McIntosh has served as our Vice President-Human Resources and Secretary since March 2008 and Vice President-Human Resources since May 1998.

Mark S. Snyder, P.E. has served as Vice President-Engineering since May 2009. Mr. Snyder served as our Engineering Manager from December 2006 to May 2009. Mr. Snyder was Project Engineer for Buchart Horn, Inc., an international engineering firm, from April 2001 to December 2006.

John H. Strine has served as our Vice President-Operations since May 2009, our Operations Manager from February 2008 to May 2009 and our Maintenance and Grounds Superintendent from August 1991 to February 2008.

Thomas C. Norris has served as our Chairman of the Board since July 2008 and one of our directors since June 2000. Mr. Norris served as Chairman of the Board of P.H. Glatfelter Company, a paper manufacturer, from July 1998 to May 2000.

Cynthia A. Dotzel has served as one of our directors since January 2009. Ms. Dotzel is a Principal, with SF & Company CPA’s since January 2009 and was Founder, Secretary and Treasurer of Dotzel & Company CPA’s from October 1980 to December 2008.

John L. Finlayson has served as one of our directors since September 1993. Mr. Finlayson served as Vice President-Finance and Administration of Susquehanna Pfaltzgraff Co., a company with a wide range of businesses including media and pottery manufacturing divisions, from 1978 to May 2006. From May 2006 to the present, he has been Vice President of Susquehanna Real Estate LP, a real estate operator and developer.

Michael W. Gang has served as one of our directors since January 1996. Mr. Gang is a partner with the law firm of Post & Schell, P.C., our regulatory counsel.

George W. Hodges has served as one of our directors since June 2000. Mr. Hodges served in the Office of the President of the Wolf Organization, Inc., a distributor of building products, from January 1986 to February 2008. Mr. Hodges served as Chairman of the Board of the Wolf Organization from March 2008 to March 2009, and now serves as a Director of the Wolf Organization.

George Hay Kain, III has served as one of our directors since August 1986. Mr. Kain has been a substitute school teacher since April 2007. Mr. Kain was a sole practitioner attorney in York, Pennsylvania from April 1982 to December 2003, and a consultant from 2004 to April 2007.

William T. Morris, P.E. has served as one of our directors since April 1978 and as Chairman of our Board of Directors from November 2001 to June 2008. Mr. Morris served as our President and Chief Executive Officer from May 1995 until his retirement in December 2002.

Jeffrey S. Osman has served as one of our directors since May 1995. Mr. Osman served as our President and Chief Executive Officer from January 2003 until his retirement in February 2008, and as our Vice President-Finance, Secretary and Treasurer from May 1995 to December 2002.

Ernest J. Waters has served as one of our directors since September 2007. Mr. Waters was the York Area Manager for Met-Ed, a First Energy Company, an electric utility, from March 1998 until his recent retirement.

UNDERWRITING

Subject to the terms and conditions of an underwriting agreement dated          , 2009, Boenning & Scattergood, Inc. and J.J.B. Hilliard, W.L. Lyons, LLC have agreed to purchase, and we have agreed to sell to Boenning & Scattergood, Inc. and J.J.B. Hilliard, W.L. Lyons, LLC, as underwriters, the aggregate number of shares of common stock set forth below at the public offering price less the underwriting discount on the cover page of this prospectus:

Number of
Underwriters	Shares

Boenning & Scattergood, Inc.
J.J.B. Hilliard, W.L. Lyons, LLC
Total	950,000

The underwriting agreement provides that obligations of the underwriters to purchase the shares and accept the delivery of the shares of common stock that are being offered are subject to certain conditions precedent including the absence of any materially adverse change in our business, the receipt of certain certificates, opinions and letters from us, our attorneys and independent registered Public Accountants. The underwriters are obligated to purchase all of the shares of the common stock being offered by this prospectus (other than shares of common stock covered by the over-allotment option described below) if they purchase any of the shares of common stock.

The underwriters propose to offer some of the shares of common stock to the public initially at the offering price per share shown on the cover page of this prospectus and may offer shares to certain dealers at such price less a concession not in excess of $      per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $      per share to certain other dealers. After the public offering of the common stock, the public offering price and the concessions may be changed by the underwriters.

The offering of common stock is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The underwriters reserve the right to reject any order for the purchase of common stock in whole or in part.

The following table shows the per share and total underwriting discount to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase the over-allotment shares:

	Per Share		Total
	Without	With	Without	With
	Over-Allotment	Over-Allotment	Over-Allotment	Over-Allotment

Underwriter Discounts and Commissions to be paid by us	$	$	$	$

We estimate that our out-of-pocket expenses for this offering, including the non-accountable expense allowance of $70,000 to be paid to the underwriters, will be approximately $306,589.

We have granted to the underwriters an option, exercisable for up to 30 days after the date of this prospectus, to purchase up to 142,500 additional shares of common stock, at the same price per share as the public offering price, less the underwriting discounts and commissions shown on the cover page of this prospectus supplement. The underwriters may exercise such option only to cover over-allotments in the sale of the shares of common stock offered by this prospectus supplement. To the extent the underwriters exercise this option, the underwriters have a firm commitment, subject to certain conditions, to purchase all of the additional shares of common stock for which it exercises the option.

In connection with this offering and in compliance with applicable securities laws, the underwriters may over-allot (i.e., sell more shares of common stock than is shown on the cover page of this prospectus) and may effect transactions that stabilize, maintain or otherwise affect the market price of the common stock at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the common stock or effecting purchases of the common stock for the purpose of pegging, fixing or maintaining the price of the common stock or for the purpose of reducing a short position created in connection with the offering. A short position may be covered by exercise of the over-allotment option described above in place of or in addition to open market purchases. The underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

In connection with this offering, the underwriters may make short sales of our shares of common stock and may purchase those shares on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares on the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase on the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters may close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward price pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

In connection with this offering, the underwriters or their respective affiliates who are qualified market makers on The Nasdaq Global Select Market may engage in passive market making transactions in our common stock on The Nasdaq Global Select Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, such bid must then be lowered when certain purchase limits are exceeded.

We and the underwriters make no representation or prediction as to the direction or magnitude of any effect that these transactions may have on the price of the common stock. In addition, we and the underwriters make no representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

The underwriters do not intend to confirm sales of the common stock to any accounts over which they exercise discretionary authority.

Our directors and executive officers have agreed that they will not, without Boenning & Scattergood, Inc.’s prior written consent for a period of ninety (90) days after the date of this prospectus supplement, sell, offer to sell, contract to sell, or otherwise dispose of, directly or indirectly, any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, our common stock (other than transfers of shares as a gift and transfers of shares to persons affiliated with the shareholder). Pursuant to the underwriting agreement, we have agreed that we will not, without Boenning & Scattergood, Inc.’s prior written consent for a period of ninety (90) days after the date of this prospectus supplement, directly or indirectly, sell, offer, contract or grant any option to sell, pledge or otherwise dispose of or transfer, or announce the offering of, or file any registration statement in respect of, any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable or exercisable for or convertible into shares of common stock (other than as contemplated by the underwriting agreement with respect to this offering); provided that we may issue shares of common stock under our Dividend Reinvestment and Direct Stock Purchase Plan and Employee Stock Purchase Plan.

We have agreed to indemnify the underwriters against certain liabilities that may be incurred in connection with this offering, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments the underwriters may be required to make in respect thereof.

From time to time, Boenning & Scattergood has provided us with investment banking and other services for customary compensation.

LEGAL MATTERS

Certain legal matters relating to the validity of the shares of common stock being offered by this prospectus supplement will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Certain legal matters related to the offering will be passed upon for the underwriters by Ballard Spahr LLP, Philadelphia, Pennsylvania.

EXPERTS

The financial statements and financial schedule as of December 31, 2008 and 2007 and for each of the three years in the period ended December 31, 2008 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 incorporated by reference in this Prospectus Supplement have been so incorporated in reliance on the reports of Beard Miller Company LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the SEC’s Public Reference Room at prescribed rates. You should call 1-800-SEC-0330 for more information on the SEC’s Public Reference Room. Our SEC filings are also available to you free of charge at the SEC’s Internet website at http://www.sec.gov.

This prospectus supplement and the accompanying prospectus are a part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus supplement and the accompanying prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet website.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus supplement information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus supplement. Information contained in this prospectus supplement and information that we file with the SEC in the future and incorporate by reference in this prospectus supplement automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the sale of all the shares covered by this prospectus supplement.

•	Our Annual Report on Form 10-K for the year ended December 31, 2008;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009;

•	Our Current Reports on Form 8-K filed with the SEC on September 15, 2009, January 26, 2009 and January 27, 2009;

•	The description of our Shareholder Rights Plan contained in our registration statement on Form 8-A filed with the SEC on January 26, 2009, including any amendments or reports filed for the purpose of updating such description;

•	The description of our common stock contained in our registration statement on Form 8-A filed with the SEC, including any amendments or reports filed for the purpose of updating such description; and

•	All filings we make with the SEC pursuant to the Exchange Act after the date of this prospectus supplement and prior to the termination of the offering made hereby.

You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:

The York Water Company
130 East Market Street
York, Pennsylvania 17401
Attn: Kathleen M. Miller, Chief Financial Officer
Telephone: (717) 845-3601

You should rely only on the information contained in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to give you different or additional information. You should not assume that the information contained in, or incorporated by reference into, this prospectus supplement or the accompanying prospectus is accurate as of any date after the respective dates of the documents containing the information. Our business, financial condition, results of operations and prospects may have changed since that date. This prospectus supplement and the accompanying prospectus are not an offer to sell, nor are they seeking an offer to buy, shares of common stock in any jurisdiction in which the offer or sale is not permitted.

Prospectus

The York Water Company

Common Stock

We may, from time to time, offer to sell up to 2,000,000 shares of our common stock, without par value, at prices and on terms to be determined at the time of offering and set forth in one or more supplements to this prospectus.

This prospectus describes some of the general terms that may apply to an offering of our common stock. The specific terms and any other information relating to a specific offering will be set forth in a supplement to this prospectus. You should read this prospectus, the information incorporated by reference in this prospectus and any prospectus supplement carefully before you invest.

We may offer the shares of our common stock to or through underwriters or dealers, directly to purchasers or through agents designated from time to time. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” in this prospectus. If any underwriters are involved in the sale of any securities with respect to which this prospectus is being delivered, the names of such underwriters and any applicable discounts or commissions and over-allotment options will be set forth in a prospectus supplement. The price to the public of such securities and the net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement.

Our common stock is listed on the Nasdaq Global Select Market under the symbol “YORW.” On April 27, 2009, the last reported sale price of our common stock on the Nasdaq Global Select Market was $13.40 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” on page 1 of this prospectus.

This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 7, 2009.

You should rely only on the information contained in or incorporated by reference into this prospectus or any applicable prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer to sell or seeking an offer to buy shares of our common stock under this prospectus or any applicable prospectus supplement in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein and therein are accurate only as of their respective dates, regardless of the time of delivery of this prospectus or any sale of a security.

About This Prospectus

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration or continuous offering process. Under this shelf registration process, we may, from time to time, sell up to 2,000,000 shares of our common stock described in this prospectus in one or more offerings. Each time we sell shares of our common stock under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement also may add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” before buying shares of our common stock in an offering.

In this prospectus, unless the context specifically indicates otherwise “the Company,” “we,” “us” and “our” refer to The York Water Company.

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About The York Water Company

We were organized under the laws of the Commonwealth of Pennsylvania in 1816 and are the oldest investor-owned water utility in the United States. We impound, purify to meet or exceed safe drinking water standards and distribute water within our franchised territory, which covers 39 municipalities within York County, Pennsylvania and seven municipalities within Adams County, Pennsylvania. We are regulated by the Pennsylvania Public Utility Commission, or PPUC, in the areas of billing, payment procedures, dispute processing, terminations, service territory, debt and equity financing and rate setting. We must obtain PPUC approval before changing any practices associated with the aforementioned areas. Water service is supplied through our own distribution system. We obtain our water supply from both the South Branch and East Branch of the Codorus Creek, which together have an average daily flow of 73.0 million gallons per day. This combined watershed area is approximately 117 square miles. We have two reservoirs, Lake Williams and Lake Redman, which together hold up to approximately 2.2 billion gallons of water. We have a 15-mile pipeline from the Susquehanna River to Lake Redman which provides access to an additional supply of 12.0 million gallons of water per day. As of December 31, 2008, our average daily availability was 35.0 million gallons, and daily consumption was approximately 18.3 million gallons. Our service territory had an estimated population of 176,000 as of December 31, 2008. Industry within our service territory is diversified, manufacturing such items as fixtures and furniture, electrical machinery, food products, paper, ordnance units, textile products, air conditioning systems, barbells and motorcycles.

Our principal executive offices are located at 130 East Market Street, York, Pennsylvania 17401. Our telephone number is (717) 845-3601. Our website address is www.yorkwater.com. The information contained on our website is not incorporated by reference into, and does not form any part of, this prospectus.

Risk Factors

Investing in our securities involves significant risks. Before making an investment decision, you should carefully read and consider the risk factors incorporated by reference into this prospectus under “Risk Factors” in Item 1A of Part I of our Annual Report on Form 10-K for the year ended December 31, 2008, as well as those contained in any applicable prospectus supplement, as the same may be updated from time to time by our future filings with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. You should also refer to other information contained in or incorporated by reference into this prospectus and any applicable prospectus supplement, including our financial statements and the related notes incorporated by reference herein. Additional risks and uncertainties not presently known to us at this time or that we currently deem immaterial may also materially and adversely affect our business and operations. In that case, the trading price of our securities could decline and you might lose all or part of your investment.

Cautionary Note Regarding Forward-Looking Statements

We discuss in this prospectus and in documents that we have incorporated into this prospectus by reference certain matters which are not historical facts, but which are “forward-looking statements.” Words such as “may,” “should,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan” and similar expressions are intended to identify “forward-looking statements.” We intend these forward-looking statements to qualify for safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to statements regarding:

•	our expected profitability and results of operations;

•	our goals, priorities and plans for, and cost of, growth and expansion;

•	our strategic initiatives;

•	the availability of our water supply;

•	the water usage by our customers; and

•	our ability to pay dividends on our common stock and the rate of those dividends.

Such forward-looking statements reflect what we currently anticipate will happen. What actually happens could differ materially from what we currently anticipate will happen. We are not promising to make any public announcement when we think forward-looking statements in this prospectus are no longer accurate, whether as a result of new information, what actually happens in the future or for any other reason.

Important matters that may affect what will actually happen include, but are not limited to:

•	changes in weather, including drought conditions;

•	levels of rate relief granted;

•	the level of commercial and industrial business activity within our service territory;

•	construction of new housing within our service territory and increases in population;

•	changes in government policies or regulations;

•	our ability to obtain permits for expansion projects;

•	material changes in demand from customers, including the impact of conservation efforts which may impact the demand of our customers for water;

•	changes in economic and business conditions, including interest rates, which are less favorable than expected;

•	the ability to obtain financing; and

•	other matters described in the “Risk Factors” section of this prospectus.

Use of Proceeds

We will receive all of the net proceeds from the sale by us of shares of our common stock registered under the registration statement of which this prospectus is a part. Unless otherwise specified in a prospectus supplement accompanying this prospectus, we expect to use the net proceeds from the sale of our securities for general corporate purposes, which may include, among other things, reduction or refinancing of debt or other corporate obligations, potential acquisitions of complementary businesses, the financing of capital expenditures and other general corporate purposes, including working capital.

The actual application of proceeds from the sale of shares of our common stock issued hereunder will be described in the applicable prospectus supplement relating thereto. The precise amount and timing of the application of such proceeds will depend upon our funding requirements and the availability and cost of other funds. We currently have no plans for specific use of the net proceeds. We will specify the principal purposes for which the net proceeds from the sale of our securities will be used in a prospectus supplement at the time of sale.

Description of Capital Stock

As of the date of this prospectus, our authorized capital stock consists of 47,000,000 shares, of which 46,500,000 shares are common stock and 500,000 shares are preferred stock, each without par value. To date, our Board of Directors has designated 250,000 of the shares of authorized preferred stock as Series B Junior Participating Preferred Stock in connection with our shareholder rights plan, which is described in greater detail under “Shareholder Rights Plan.” As of April 27, 2009, there were 11,408,308 shares of our common stock outstanding held by 1,495 shareholders of record, and no shares of preferred stock outstanding.

The following description of our capital stock summarizes general terms and provisions that apply to our capital stock. Since this is only a summary, it does not contain all of the information that may be important to you. The summary is subject to and qualified in its entirety by reference to our articles of incorporation and our bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part and incorporated by reference into this prospectus. See “Where You Can Find More Information.”

Common Stock

Voting Rights

Each share of common stock entitles the holder to one vote, except in the election of directors, where each holder has cumulative voting rights. Cumulative voting rights allow a shareholder to cast as many votes in an election of directors as shall equal the number of such shareholder’s shares multiplied by the number of directors to be elected, and such shareholder may cast all such votes for a single director nominee or distribute votes among two or more nominees in such proportion as such shareholder sees fit. Our Board of Directors consists of a total of ten directors, with three separate classes of directors and with each such class elected every three years to a staggered three-year term of office. As a result of this classification, a greater number of votes are required to elect a director than if the entire Board of Directors were elected at the same time, thus making it more difficult for shareholders, even with cumulative voting rights, to obtain board representation in proportion to their shareholdings.

Dividends

All shares of common stock are entitled to participate pro rata in any dividends declared by our Board of Directors out of funds legally available therefor. Subject to the prior rights of creditors and of any shares of preferred stock which may be outstanding, all shares of common stock are entitled in the event of liquidation to participate ratably in the distribution of all our remaining assets.

Certain of our trust indentures and agreements relating to our outstanding indebtedness impose restrictions on the payment of dividends. In general, these restrictive provisions prohibit the payment of dividends on our common stock when cumulative dividend payments, over a specified period of time, exceed cumulative net income, over the same period, plus, in certain cases, a specified base amount. In view of our historic net income, management believes that these contractual provisions should not have any direct, adverse impact on the dividends we pay on our common stock. Notwithstanding these contractual provisions, our Board of Directors periodically considers a variety of factors in evaluating our common stock dividend rate. The continued maintenance of the current common stock dividend rate will be dependent upon (i) our success in financing future capital expenditures through debt and equity issuances, (ii) our success in obtaining future rate increases from the PPUC, (iii) future interest rates, and (iv) other events or circumstances which could have an effect on operating results.

Our common stock is traded on The NASDAQ Global Select Market under the trading symbol “YORW.” On April 27, 2009, the last reported sale price of our common stock on The NASDAQ Global Select Market was $13.40 per share. You are urged to obtain current market quotations for our common stock.

Preferred Stock

We also have 500,000 shares of preferred stock authorized, which our Board of Directors has discretion to issue in such series and with such preferences and rights as it may designate. Such preferences and rights may be superior to those of the holders of common stock. For example, the holders of preferred stock may be given a preference in payment upon our liquidation, or for the payment or accumulation of dividends before any distributions are made to the holders of common stock. To date, our Board of Directors has designated 250,000 of the shares of authorized preferred stock as Series B Junior Participating Preferred Stock in connection with our shareholder rights plan. No shares of the preferred stock have been issued. The issuance of shares of preferred stock, while potentially providing desirable flexibility in connection with raising capital for our needs and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. We have no present intention to issue shares of preferred stock.

Shareholder Rights Plan

Holders of our common stock own one right to purchase Series B Junior Participating Preferred Stock for each outstanding share of common stock. These rights are issued pursuant to a shareholder rights plan. Upon the occurrence of certain events, each right would entitle the holder to purchase from us one one-hundredth of a share of Series B Junior Participating Preferred Stock at an exercise price of $60.00 per one-hundredth of a share, subject to adjustment. The rights are exercisable in certain circumstances if a person or group acquires 20% or more of our common stock or if the holder of 20% or more of our common stock engages in certain transactions with us. In that case, each right would be exercisable by each holder, other than the acquiring person, to purchase shares of our common stock at a substantial discount from the market price. In addition, if, after the date that a person has become the holder of 20% or more of our common stock, any person or group merges with us or engages in certain other transactions with us, each right entitles the holder, other than the acquirer, to purchase common stock of the surviving corporation at a substantial discount from the market price. These rights are subject to redemption by us in certain circumstances. These rights have no voting or dividend rights and, until exercisable, cannot trade separately from our common stock and have no dilutive effect on our earnings. Our shareholder rights plan expires on January 24, 2019.

Antitakeover Effects of Provisions Under Pennsylvania Law and of Our Bylaws

Pennsylvania State Law Provisions

We are subject to various anti-takeover provisions of the Pennsylvania Business Corporation Law of 1988, as amended. Generally, these provisions are triggered if any person or group acquires, or discloses an intent to acquire, 20% or more of a corporation’s voting power, unless the acquisition is under a registered firm commitment underwriting or, in certain cases, approved by the board of directors. These provisions:

•	provide the other shareholders of the corporation with certain rights against the acquiring group or person;

•	prohibit the corporation from engaging in a broad range of business combinations with the acquiring group or person; and

•	restrict the voting and other rights of the acquiring group or person.

In addition, as permitted by Pennsylvania law, an amendment to our articles of incorporation or other corporate action that is approved by shareholders may provide mandatory special treatment for specified groups of nonconsenting shareholders of the same class. For example, an amendment to our articles of incorporation or other corporate action may provide that shares of common stock held by designated shareholders of record must be cashed out at a price determined by the corporation, subject to applicable dissenters’ rights.

Bylaw Provisions

Certain provisions of bylaws may have the effect of discouraging unilateral tender offers or other attempts to take over and acquire our business. These provisions might discourage some potentially interested purchaser from attempting a unilateral takeover bid for us on terms which some shareholders might favor. Our bylaws require our Board of Directors to be divided into three classes that serve staggered three-year terms. The terms of Jeffrey R. Hines, George W. Hodges, George Hay Kain, III and Michael W. Gang will expire at the 2009 Annual Meeting of Shareholders. The terms of Cynthia A. Dotzel, William T. Morris, P.E. and Jeffrey S. Osman will expire at the 2010 Annual Meeting of Shareholders. The terms of Thomas C. Norris, John L. Finlayson and Ernest J. Waters will expire at the 2011 Annual Meeting of Shareholders.

PPUC Provisions

The PPUC has jurisdiction over a change in control of us or the acquisition of us by a third party. The PPUC approval process can be lengthy and may deter a potentially interested purchaser from attempting to acquire a controlling interest in us.

Transfer Agent and Registrar

The Transfer Agent and Registrar for the common stock is American Stock Transfer & Trust Company, 59 Maiden Lane, New York, NY 10273.

Plan of Distribution

We may sell our securities from time to time to or through underwriters, dealers or agents or directly to purchasers, in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. We may also issue these securities as compensation to such agents, underwriters or dealers for making sales of our securities. We may use these methods in any combination.

By Underwriters

We may use an underwriter or underwriters in the offer or sale of our securities.

•	If we use an underwriter or underwriters, we will execute an underwriting agreement and the offered securities will be acquired by the underwriters for their own account.

•	We will include the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including the compensation the underwriters and dealers will receive, in the prospectus supplement. The underwriter may sell the securities to or through dealers, and the underwriter may compensate those dealers in the form of discounts, concessions or commissions.

•	The underwriters will use this prospectus and the prospectus supplement to sell our securities.

By Dealers

We may use a dealer to sell our securities.

•	If we use a dealer, we, as principal, will sell our securities to the dealer.

•	The dealer will then resell our securities to the public at varying prices that the dealer will determine at the time it sells our securities.

•	We will include the name of the dealer and the terms of our transactions with the dealer in the prospectus supplement.

By Agents

We may designate agents to solicit offers to purchase our securities.

•	We will name any agent involved in offering or selling our securities and any commissions that we will pay to the agent in the prospectus supplement.

•	Unless indicated otherwise in the prospectus supplement, our agents will act on a best efforts basis for the period of their appointment.

•	An agent may be deemed to be underwriters under the Securities Act of any of our securities that they offer or sell.

By Delayed Delivery Contracts

We may authorize our agents and underwriters to solicit offers by certain institutions to purchase our securities at the public offering price under delayed delivery contracts.

•	If we use delayed delivery contracts, we will disclose that we are using them in the prospectus supplement and will tell you when payment will be demanded and securities delivered under the delayed delivery contracts.

•	These delayed delivery contracts will be subject only to the conditions set forth in the prospectus supplement.

•	We will indicate in the prospectus supplement the commission that underwriters and agents soliciting purchases of our securities under delayed delivery contracts will be entitled to receive.

We may directly solicit offers to purchase our securities, and we may directly sell our securities to institutional or other investors, including our affiliates. We will describe the terms of our direct sales in the prospectus supplement. We may also sell our securities upon the exercise of rights which we may issue.

Shareholder Subscription Offerings

Direct sales to our shareholders may be accomplished through shareholder subscription rights distributed to shareholders. In connection with the distribution of shareholder subscription rights to shareholders, if all of the underlying securities are not subscribed for, we may sell any unsubscribed securities to third parties directly or through underwriters or agents. In addition, whether or not all of the underlying securities are subscribed for, we may concurrently offer additional securities to third parties directly or through underwriters or agents. The shareholder subscription rights will be distributed as a dividend to the shareholders for which they will pay no separate consideration and will not be transferable. The prospectus supplement with respect to the offer of securities under shareholder subscription rights will set forth the relevant terms of the shareholder subscription rights, including:

•	the number of shares of our common stock that will be offered under the shareholder subscription rights;

•	the period during which and the price at which the shareholder subscription rights will be exercisable;

•	any provisions for changes to or adjustments in the exercise price of the shareholder subscription rights; and

•	any other material terms of the shareholder subscription rights.

General Information

Underwriters, dealers and agents that participate in the distribution of our securities may be underwriters as defined in the Securities Act, and any discounts or commissions they receive and any profit they make on the resale of the offered securities may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation described in a prospectus supplement. We may indemnify agents, underwriters, and dealers against certain civil liabilities, including liabilities under the Securities Act, or make contributions to payments they may be required to make relating to those liabilities. Our agents, underwriters, and dealers, or their affiliates, may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

Representatives of the underwriters or agents through whom our securities are or may be sold for public offering and sale may engage in over-allotment, stabilizing transactions, syndicate short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the offered securities so long as the stabilizing bids do not exceed a specified maximum.

Syndicate covering transactions involve purchases of the offered securities in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representative of the underwriters or agents to reclaim a selling concession from a syndicate member when the offered securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the offered securities to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on a national securities exchange and, if commenced, may be discontinued at any time. Underwriters, dealers and agents may be customers of, engage in transactions with or perform services for, us and our subsidiaries in the ordinary course of business.

In compliance with guidelines of the Financial Institution Regulatory Authority, or FINRA, the maximum consideration or discount to be received by any FINRA member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement.

Legal Matters

Certain legal matters with respect to the validity of the securities being offered hereby will be passed on for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

Experts

The financial statements and schedule of The York Water Company as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 incorporated by reference in this prospectus have been so incorporated in reliance on the reports of Beard Miller Company LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

Where You Can Find More Information

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.

Incorporation of Certain Information By Reference

The SEC allows us to “incorporate by reference” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the sale of all the shares covered by this prospectus.

•	Our Annual Report on Form 10-K for the year ended December 31, 2008;

•	Our Current Reports on Form 8-K filed with the SEC on January 26, 2009, January 27, 2009, and March 10, 2009;

•	The description of our Shareholder Rights Plan contained in our registration statement on Form 8-A filed with the SEC on January 26, 2009, including any amendments or reports filed for the purpose of updating such description;

•	The description of our common stock contained in our registration statement on Form 8-A filed with the SEC, including any amendments or reports filed for the purpose of updating such description; and

•	All filings we make with the SEC pursuant to the Exchange Act after the date of the initial registration statement, of which this prospectus is a part, and prior to the effectiveness of the registration statement.

You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:

The York Water Company
130 East Market Street
York, Pennsylvania 17401
Attn: Kathleen M. Miller, Chief Financial Officer
Telephone: (717) 845-3601

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus supplement. You must not rely on any unauthorized information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus supplement does not offer to sell any shares in any jurisdiction where it is unlawful. The information in this prospectus supplement is current as of the date shown on the cover page.

The York Water Company

950,000 Shares

Common Stock

PROSPECTUS SUPPLEMENT

Boenning & Scattergood, Inc.

J.J.B. Hilliard, W.L. Lyons, LLC

The date of this prospectus supplement is          , 2009.